

March 31, 2017

Via Email

Gary F. Murtagh
Vice President and Senior Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street B420
Springfield, MA 01111

      Re: Massachusetts Mutual Life Insurance Company
               Massachusetts Mutual Variable Life Separate Account I
               Initial Registration Statement on Form N-6
               File Nos. 333-215823 and 811-08075

Dear Mr. Murtagh:

The staff has reviewed the above-referenced registration statement, which the Commission received on January 31, 2017. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.[1]

General

1.   Please note that all missing information, including the financial statements and all exhibits, should be filed in a pre-effective amendment to the registration statement.

2.   Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3.   Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits and/or features of the contract or whether the company will be solely responsible for all benefits and features associated with the contract.

4.   Please update financial information throughout the registration statement from December 31, 2015 to December 31, 2016, where appropriate (*e.g.,* Annual Fund Operating Expenses).

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[1] Capitalized terms have the same meaning as in the registration statement. References to item numbers are to Form N-6.

Prospectus

Cover page

5.   In the fourth paragraph, please clarify the meaning of the sentence that indicates that "Certain non-material provisions of your policy may be different than the general description in the prospectus."

Summary of Benefits and Risks (pp.5-6)

In Summary: Benefits of the Policy

    Right to Return the Policy (p.5)

6.   Material state law variations should be described in the prospectus. Please note that this includes when certain features or riders are not available in certain states, and the prospectus should specifically identify those states or by cross-reference to an appendix to the prospectus that describes the state variations.

    In the "Right to Return the Policy" section, please indicate if there are material state-specific variations and where the disclosure discussing those variations in greater detail may be found in the prospectus (*e.g.,* disclosure regarding state variations on the free-look period disclosed on page 13 and the BMA on page 38).

In Summary: Risks of the Policy (p.6)

    Policy Termination (p.6)

7.   In the second sentence of the paragraph, please clarify that poor investment performance of a policy holder's investment options and the deduction of separate account and policy fees and expenses may result in termination of insurance coverage even if all premium and rider charges are timely paid by the policy owner.

In Summary: Fee Tables (pp.7-9)

8.   In the Transaction Fee table on page 7, please include a line item for premium taxes, if applicable.

9.   In the table of Periodic Charges (p.7), please revise footnote 1 to indicate that the cost of insurance charge may not be representative of the charge that a typical Policy Owner will pay. Please also insert a footnote to the Base Face Amount Charge line item that contains all of the disclosure required by Instruction 3(b) to Item 3.

10.   In the Rider Charges table (pp.8-9), please revise footnote 4 to indicate that the cost of insurance charge may not be representative of the charge that a typical policyholder will

pay. Please also insert a footnote to the Supplemental Monthly Term Insurance Rider (Cost of Insurance) and the Supplemental Monthly Term Insurance Rider (Face Amount Charge) line items that contains all of the disclosure required by Instruction 3(b) to Item 3.

Annual Fund Operating Expenses (p.9)

11.   a.   In the paragraph under the caption, please change the reference to 2016 and update the figures in the table to 2016.

        b.   In the footnote to the table, you indicate that Fund expenses were provided to you by the Funds and that you have not independently verified such information. We note that Fund expenses from any affiliated Funds should be available and verifiable by you. Accordingly, please revise the second sentence in the footnote to state that "We have not independently verified such information provided to us by Funds that are not affiliated with us."

General Overview (pp.11-12)

Availability (p.12)

12.   a.   In paragraph one, you state that you "may define a Case as one person." Please clarify when you would not clarify a Case as one person.

        b.   In paragraph two, you state that the minimum Base Selected Amount is $50,000 per policy. However, on page 14, you indicate that the minimum premium required for a Case is $100,000 of the first year annualized premium. Please clarify the meaning of the phrase "$100,000 of the first year annualized premium," and reconcile the apparent inconsistency with the $50,000 amount referred to above.

Underwriting (p.12)

13.   a.   Please briefly explain the three different underwriting programs offered by the Company and how they affect the operation of the Policy.

        b.   If the Company's use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if the Company used different underwriting methods then please state that the cost of insurance rates are higher for healthy individuals when that method of underwriting is used than under the substantially similar policy. *See* Instruction 2 to Item 5(a).

Policy Owner, Insured, Beneficiary (pp.12-13)

Policy Owner (p.12)

14.   In the first paragraph, you state that a change of Policy Owner will take effect as of the date the Written Request is signed. Please clarify whether you mean the date that the Written Request is received in Good Order. Please make conforming changes throughout the registration statement, if accurate (*e.g.,* top paragraph on page 13).

Purchasing a Policy (p.13)

Replacement of Life Insurance and Annuities (p.13)

15.   Please describe how the exchange or replacement of a policy or contract will affect the cash value of the policy. *See* Instruction to Item 6(b). In the last paragraph of this section, please also include disclosure regarding the consequences of any delay in receiving the initial premiums from the issuer of an exchanged policy.

Premiums (pp.14-16)

Premium Payments and Payment Plans (p.14)

16.   Please include narrative disclosure explaining the reasons why a Policy Owner would choose one premium payment plan instead of another. For example, what is the benefit of choosing the Planned Annual Premium plan as opposed to the Annual Target Premium plan.

Premium Limitations (p.15)

17.   Please consider including a cross-reference indicating where information on the Cash Value Accumulation Test and the Guideline Premium Test may be found in the prospectus (*i.e.,* page 32).

Net Premium (p.16)

18.   In the second paragraph under the caption, please briefly describe your current allocation rules or include a cross-reference to where such information may be found in the prospectus. Please make a conforming change in the second paragraph under the caption "When Net Premium is Allocated."

When Net Premium is Allocated (p.16)

19.   In the first paragraph, you indicate that during the Free-Look period you will apply the first Net Premium to the GPA, provided the premium equals or exceeds the minimum net

first policy premium. Please explain the result if these conditions are not met with respect to the first Net Premium.

The Guaranteed Principal Account (p.24)

20.   In the first paragraph, please state that any amounts allocated to the GPA are dependent on the Company's financial strength and claims paying ability. On page 55, in the section titled "Our Claims Paying Ability", please revise the text referencing the Company's financial strength and claims paying ability to include the GPA.

21.   Please clarify where a Policy Owner may obtain interest rate information for the GPA, including the loaned portion and the un-loaned portion.

Policy Value (pp.24-26)

Variable Account Value (p.25)

22.   In the third paragraph under the caption, please specifically explain the meaning of the term "accumulation unit" and include the term in the Index of Special Terms.

Death Benefit (pp.32-39)

Suicide (pp.38-39)

23.   If true, please state that if the Insured dies by suicide after two years from the Issue Date, without an increase in the Base Selected Face Amount or reinstatement during the prior two year period, then you will pay the full death benefit.

Charges and Deductions (pp.39-44)

Premium Load Sales Charge (p.39)

24.   Please enhance the discussion of the Premium Load Charge (*e.g.,* explain the extent to which it can be modified and the factors affecting the computation of the amount of the sales load). *See* Item 5(a) and Instruction 1 thereto.

Other Benefits Available Under the Policy (pp.42-47)

25.   For each rider, please ensure that the disclosure explains whether the rider may be terminated by the Policy Owner. Please also prominently disclose which riders are mutually exclusive (*e.g.,* cannot be owned at the same time). In addition, please clarify which riders must be elected at the time the Policy is issued and which are not available in certain states.

Supplemental Monthly Term Insurance Rider (pp.42-43)

26.   On page 42, in the fourth paragraph under the caption, please explain in plain English why election of the Term Rider may result in lower annual target premiums and lower premium load charges as compared to a policy with the same Total Selected Face Amount but without the Term Rider.

27.   On page 43, please present an example of the calculation of the amount of monthly term insurance for the Term Rider. Please also provide an example of the calculation of the amount of monthly term insurance for the Term Rider Cost of Insurance Charge on the same page.

Cash Surrender Value Enhancement Rider (pp.43-44)

28.   On page 44, in the second paragraph, you indicate that the Enhancement Benefit is not available under the policy for withdrawals or loans. Please explain whether this means that the Enhancement Benefit will terminate if the Policy Owner makes a withdrawal or takes out a loan on the policy.

29.   Please state in bold type face that the Enhancement Benefit decreases to zero at the beginning of the ninth Policy Year.

30.   On page 44, the first sentence of the third paragraph indicates that the duration and minimum guaranteed amounts of the Enhancement Benefit are stated in the policy specification pages. Please disclose these items in the prospectus unless these terms vary depending on individual specific characteristics.

31.   Please consider including an example of the calculation of the Enhancement Benefit rider charge.

Overloan Protection Rider (p.45)

32.   Please provide an example that illustrates the operation of the Overloan Protection Rider, including the Overloan Rider Trigger.

Waiver of Monthly Charges Rider (pp.46-47)

33.   On page 46, please disclose the definition of "total disability" that is currently defined in the rider. Such information should be located in the prospectus. Please also clarify what is meant by the phrase "required examination."

Other Information (pp.52-53)

Compensation in General (53)

34.   In the first sentence of the second paragraph, you reference a contingent deferred sales charge. However, the Transaction Fee table does not include a line item for contingent deferred sales charges. Please address this inconsistency.

Deferral of Payments (p.54)

35.   Please discuss the circumstances under which the Company would delay payment of a surrender or withdrawal for reasons other than those enumerated in the bullets in the second paragraph of the section.

Obligations of Our General Investment Account (p.56)

36.   In the second paragraph under the caption, please delete "and we have been advised that the SEC staff has not reviewed the disclosures in this prospectus that relate to the GPA or the General Investment Account" that is included in the second sentence.

Statement of Additional Information (pp.1-6)

37.   To the extent applicable, please disclose the information required by Item 17(b), and 19(c).

Special Purchase Plans-Reduction of Charges (p.4)

38.   Please clarify the meaning of the seventh bullet.

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Responses to these comments should be made in a letter addressed to me, filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after we review your response. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence or action by the staff. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Please direct any questions to Keith A. Gregory at (202) 551-6815. Additionally, copies of documents or letters filed on EDGAR may be emailed to gregoryk@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Keith A. Gregory

Keith A. Gregory
Senior Counsel
Disclosure Review and Accounting Office